Exhibit 99.1

Ballard CEO to Present at TSX Industrial & Clean Technology Investor Day in Toronto, Canada

VANCOUVER, Oct. 4, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that Randy MacEwen, President & Chief Executive Officer, will present an overview of the Company's strategy and progress during the 2017 TSX Industrial & Clean Technology Investor Day in Toronto, Ontario on Tuesday, October 24, 2017.

Logistics for the 2017 TSX Industrial & Clean Technology Investor Day are –

Location:	TMX Gallery Toronto, 130 King Street West (Street Level), Toronto, Ontario
Registration:	Begins at 8:30 a.m. (or register in advance – see below)
Company Presentations:	9:00-to-11:30 a.m.
Networking Reception:	11:30 a.m.

All interested stakeholders are welcome to attend, including portfolio managers, venture capital and private equity investors, equity research analysts, investment bankers and retail brokers.

There is no fee to register for the 2017 TSX Industrial & Clean Technology Investor Day. Advance registration can be completed at https://www.tsx.com/events/2017/tech-investor-day-toronto/.

About Ballard Power Systems

Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/October2017/04/c7376.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:15e 04-OCT-17